

TO: SECURITIES EXCHANGE COMMISSION

06015337



ASX Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

17 July 2006

Santos announces $474 million Delhi acquisition

Santos today announced it had reached agreement on the terms of a $474 million acquisition of Delhi Petroleum Pty Limited (Delhi), to increase its stake in the Cooper Basin oil and gas fields.

The acquisition includes Santos buying all of the equity in the Delhi Group of Companies (Delhi Group) and the transfer to Santos of the associated ASX-listed Floating Interest Energy LinkeD Securities (FIELDS ASX: AEYG) issued by the Australian Onshore Energy Fund (AOEF), via a creditors scheme of arrangement (Scheme).

Under the Scheme, FIELDS noteholders will be offered a cash payment of $83.25 for each FIELDS, representing a 38% premium to the 30 day volume weighted average price to 27 June 2006 of $60.43. In addition FIELDS noteholders will be entitled to receive the scheduled August 2006 quarterly interest payment of $2.8058 per FIELDS.

Westpac Funds Management Limited (WFML), the Responsible Entity for AOEF, will convene the Scheme meeting to seek approval from FIELDS noteholders for the transfer of the FIELDS to Santos.

The Directors of WFML have welcomed Santos' offer and intend to recommend the offer to FIELDS noteholders, subject to a finding by an Independent Expert that the Scheme is in the best interests of FIELDS noteholders, and in the absence of a higher offer.

The successful completion of the acquisition will increase Santos' interest in the Cooper Basin joint venture from approximately 63% to 85% and add approximately 67 million barrels of oil equivalent of Proven plus Probable reserves as at 31 December 2005.

"Santos is pleased to have reached agreement with the WFML Board and shareholders of the Delhi Group on an outcome which is mutually beneficial to Santos and the FIELDS noteholders," Santos Managing Director, Mr John Ellice-Flint, said today.

"Delhi is a natural acquisition for Santos given our long-term operatorship of the Cooper Basin assets and builds on our strategy to extend and enhance the value of our existing core area in eastern Australia," he said.

"The acquisition will be earnings and cash-flow per share accretive for Santos based on pro forma earnings for the year ending 31 December 2007."

Details of the proposed Delhi acquisition

The acquisition values FIELDS in aggregate at approximately $250 million compared with a face value of $300 million. Santos would also assume the outstanding balance of the senior debt owed by Delhi of approximately $218 million (estimated balance at 1 October 2006), and make a net payment of $6 million in respect of the Delhi equity.

The acquisition of the equity in Delhi and the transfer of FIELDS to Santos are each conditional upon the successful completion of the other.

Santos has entered into agreements with WFML and shareholders of the Delhi Group, under which they and Westpac must not solicit, subject to fiduciary duties, any alternative transaction. A break fee is payable to Santos if the WFML Board endorses a higher offer.

Under the terms of the transaction agreements, completion of the acquisition is subject to a number of usual conditions which are summarised in an Australian Stock Exchange announcement for the Floating Interest Energy LinkeD Securities, and which will be disclosed in detail in the Scheme booklet.

Santos has debt facilities in place to fund the entire offer. Refinancing of the debt facilities and Delhi's senior debt facilities will be considered following approval of the scheme and will be consistent with maintaining a BBB+ credit rating.

Citigroup Global Markets Australia Pty Limited (Citigroup) is acting as financial adviser and Allens Arthur Robinson is acting as legal adviser to Santos.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com


Offer to acquire
Delhi Petroleum
Investor Briefing
Santos Limited
17 July 2006
Santos

Disclaimer & Important Notice

This presentation relates to an offer which includes the acquisition of Delhi Petroleum Pty Ltd (Delhi), and the transfer to Santos of all of the ASX-listed Floating Interest Energy LinkeD Securities (FIELDS) issued by the Australian Onshore Energy Fund (AEYG).

Westpac Banking Corporation (Westpac) is the parent entity of Westpac Funds Management Limited (WFML), the responsible entity for AEYG.

The presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos


Compelling transaction rationale
Decreasing participation in exploration
Uncertain capacity for new value-adding opportunities
High gearing levels not appropriate for inherent volatility and active investment program
Delhi assets best suited to industry participant
Santos operates all Delhi assets
Long life, cash generating assets
Familiarity with assets provides low risk, incremental growth opportunity
Value accretive
EPS, CFPS accretive in first full year
Santos


Transaction structure
The offer
Cash offer for FIELDS of $83.25
Assumption of senior debt
To be recommended by Directors of WFML and supported by Westpac
Creditors Scheme of Arrangement
Anticipated close early Q4 2006
The result
Value, EPS, CFPS accretive
Total consideration of A$424 million including assumption of senior debt and equity payment
No shop undertaking and break fee
Santos

Delhi assets a natural fit

Santos is operator of all of Delhi's assets and interests

Santos Interest	Pre Acquisition	Post Acquisition
South Australia (Fixed Factor) [1]	66.6%	86.8%
South West Qld (Cooper Gas Unit)	60.1%	83.3%
South West Qld Oil (ATP259) [2]	52% - 72% across different blocks	73% - 100% across different blocks
Jackson Moonie Pipeline	82.75%	98.75%
Proven plus probable reserves (at 31/12/05)	774 mmboe	834 mmboe

[1] Other minor SA assets are also held by Delhi

[2] Naccowlah block ownership (which includes Jackson facilities) would be 87.5% post acquisition

Santos

Financial summary

Low risk acquisition, sound transaction metrics

- 2P reserves purchase price of A$7.07 per boe [1]
- EBITDA multiple[2] of approximately 3.8x
- Accretive on an earnings and cash flow basis in first full year to 31/12/2007
- Santos has debt facilities in place to fund the entire offer
- Refinancing of these facilities and Delhi's senior debt facilities will be considered following approval of the scheme and will be consistent with maintaining a BBB+ credit rating.

[1] Based on reserves as at 31 December 2005, and on enterprise value basis at close (i.e. including cash held by Delhi)

[2] Based on Citigroup Investment Research forecast 2006 EBITDA for Delhi

Santos


Significant premium to recent prices
Cash offer provides certainty for FIELDS holders
$120.00
$110.00
$100.00
Offer Price
6 month VWAP
(A$62.31)
1 month VWAP
(A$60.43)
Santos

Benefits to FIELDS holders

Attractive premium and certainty for FIELDS holders

- Provides a clean 100% cash exit
- Attractive premium compared to recent trading and market valuations
  - Santos is able to pay an attractive premium of 38% (to 1mth VWAP) due to unique synergies
- FIELDS investors will be made whole on their investment (at face value) after taking into account dividends received and the offer price
- Santos provides FIELDS note holders with certainty
  - funding available
  - Santos has Westpac and WFML's support
- Note holders will have the opportunity to vote on the offer through a creditors scheme meeting

Santos

Appendices

Santos

Summary of proposal

Proposal	
Offer	▪ The acquisition of all of Delhi Petroleum Pty Limited's ("Delhi") joint venture interests in the Cooper and Eromanga Basins
Mechanics	▪ The acquisition of 100% of the issued shares in API (ultimate holding company of Delhi) ▪ A creditors Scheme of Arrangement to approve the transfer of the FIELDS. The Scheme will require approval by: – a 50% majority in number of creditors voting in person or by proxy and – 75% of total value of creditors voting in person or by proxy
Consideration	▪ Santos' offer allocates: – $83.25 per FIELDS, for total of approximately $250 million – $6 million for API equity – Assumption of Delhi's senior debt of approximately $218 million (anticipated balance as at financial close)
Funding	▪ Consideration would be all cash and fully financed by corporate debt facilities

Santos

Indicative timeline

Key Dates	
Execution of Implementation Agreement & Announcement	17 July
Lodgement of Scheme Booklet with ASIC and ASX	Mid August
Court hearing to obtain orders convening Scheme Meeting	Early September
Mailing of Scheme Booklet and proxy forms to FIELDS Noteholders	Mid September
Scheme Meeting for FIELDS Noteholders	Early October
Second Court hearing to obtain orders to approve the Scheme	Early October
Lodge copy of Court orders with ASIC (Effective Date)	Early October
Record Date (5 business days following the Effective Date)	Mid October
Implementation Date (Cancellation of Units)	Mid October
Mail cheques to FIELDS Noteholders	Late October

Santos


Delhi corporate structure
Australian Petroleum
Investments Pty
Limited ("API")
100%
Delhi Holdings
Limited
100%
Delhi Note
(A$300m)
Delhi Petroleum
Limited
Senior Debt
Debt Syndicate
Subscription for
FIELDS (A$300m)
Joint Venture Interests
Santos

FIELDS investors made whole

- Santos' Offer will make FIELDS investors whole on their original investment in FIELDS of $100
- FIELDS investors will still receive the benefit of the August interest payment of $2.805

Payment Schedule	[illegible]
Interest payments:	
Nov-04	1.48
Feb-05	2.69
May-05	2.66
Aug-05	2.75
Nov-05	2.74
Feb-06	2.74
May-06	2.65
Aug-06	2.81
Total interest payments	$20.53
Santos payment	$83.25
Total payments	$103.78

Santos

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*** ACTIVITY MANAGEMENT REPORT TX ***

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ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE	PGS.	RESULT
07/05 19:32	16108347659		3169	TRANSMIT G3	1	OK 00'50
07/06 17:02	15408535132		3170	TRANSMIT ECM	7	OK 02'47
07/07 10:48	13127017711		3171	TRANSMIT ECM	3	OK 03'29
07/07 11:04	13127017711		3172	TRANSMIT ECM	4	OK 01'40
07/07 16:39	120267253[illegible]		3173	TRANSMIT ECM	2	OK 00'54
07/07 16:40	12124743700		3174	TRANSMIT ECM	2	OK 00'50
07/07 16:42	12125562222		3175	TRANSMIT ECM	2	OK 00'48
07/07 16:57	18666432245		3176	TRANSMIT ECM	2	OK 01'05
07/07 18:08	12125570295		3177	TRANSMIT ECM	3	OK 01'03
07/07 18:09	14123461148		3178	TRANSMIT	0	NG 00'00
						0 STOP
07/07 18:11	14023461148		3179	TRANSMIT G3	3	OK 01'17
07/07 18:29	12124512222		3180	TRANSMIT ECM	7	OK 02'24
07/07 19:20	19498235150		3181	TRANSMIT ECM	4	OK 05'19
07/10 18:47	12125935955		3182	TRANSMIT ECM	3	OK 01'05
07/11 10:06	14047272414		3183	TRANSMIT ECM	1	OK 00'53
07/11 17:02	13309630319		3184	TRANSMIT ECM	1	OK 00'44
07/13 10:31	15022672233		3185	TRANSMIT ECM	4	OK 01'10

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*** ACTIVITY MANAGEMENT REPORT RX ***

****

ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE	PGS.	RESULT
07/06 10:32			6361	AUTO FAX RX ECM	3	OK 00'50
07/06 13:32	12125584812	S&C LLP 125 BRD	6362	AUTO FAX RX ECM	2	OK 00'41
07/07 05:49	020 7887 0001		6363	AUTO FAX RX ECM	4	OK 01'13
07/07 05:55	020 7282 8040		6364	AUTO FAX RX ECM	3	OK 01'38
07/07 09:30	787 725 8339		6365	AUTO FAX RX ECM	1	OK 00'30
07/07 14:43	202 624 1406		6366	AUTO FAX RX G3	2	OK 01'27
07/07 18:13			6367	AUTO FAX RX G3	0	NG 00'45
						0 #005
07/07 18:15	212+593+5955		6368	AUTO FAX RX G3	11	OK 05'10
07/10 05:42			6369	AUTO FAX RX G3	0	NG 00'44
						0 #005
07/10 05:55			6370	AUTO FAX RX ECM	32	OK 06'25
07/10 11:56	3037161314		6371	AUTO FAX RX ECM	2	OK 01'03
07/10 12:25			6372	AUTO FAX RX ECM	1	OK 00'44
07/10 15:16			6373	AUTO FAX RX ECM	3	OK 00'45
07/10 19:20	312 353 7393		6374	AUTO FAX RX ECM	4	OK 01'18
07/10 21:23	61 8 82342076	BRESAGEN	6375	MEMORY RX ECM	10	OK 03'05
07/11 02:33			6376	MEMORY RX ECM	6	OK 01'32
07/11 20:28			6377	AUTO FAX RX ECM	1	OK 00'28
07/11 21:06	61 8 82342076		6378	AUTO FAX RX ECM	2	OK 01'18
07/11 21:17	61 8 82342076	BRESAGEN	6379	AUTO FAX RX ECM	2	OK 01'05
07/12 14:34	3026749250		6380	AUTO FAX RX ECM	2	OK 00'51
07/12 16:20	+8144439369		6381	AUTO FAX RX ECM	2	OK 00'42
07/12 21:45	202 624 1406		6382	AUTO FAX RX G3	4	OK 02'49
07/13 01:23			6383	AUTO FAX RX ECM	1	OK 00'44